Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release
April 7, 2017
Total Energy Services Inc. Announces Further Take-Up of
Savanna Common Shares and Extension of Period for Tender of
Additional Savanna Common Shares under its Offer
CALGARY, ALBERTA – Total Energy Services Inc. ("Total Energy") announced today that 35,641,916 common shares ("Savanna Common Shares") of Savanna Energy Services Corp. ("Savanna") were validly tendered (and not withdrawn) under its offer (the "Offer") to purchase outstanding Savanna Common Shares after the expiration of the initial deposit period for the Offer (at 11:59 p.m. (Pacific Time) on March 24, 2017) and prior to the expiration of the first extension of the Offer (at 12:00 p.m. (Pacific Time) on April 7, 2017). Those recently deposited Savanna Common Shares represent approximately 30.1% of the total number of outstanding Savanna Common Shares.
Total Energy has taken-up the 35,641,916 additional Savanna Common Shares deposited under the Offer (the "Subsequent Take-Up"). In accordance with the terms of the Offer, Total Energy has provided Computershare Investor Services Inc. (the "Depositary") with 4,633,449 common shares of Total Energy (the "Total Common Shares"), representing the share consideration payable by Total Energy for the additional Savanna Common Shares taken up by it today. The cash portion of the consideration payable by Total Energy is expected to be provided to the Depository on April 10, 2017, so as to enable the Depository to promptly effect settlement with the Savanna shareholders whose Savanna Common Shares were taken up by Total Energy today.
Total Energy previously acquired 60,952,797 Savanna Common Shares under the Offer, representing approximately 51.6% of the total number of outstanding Savanna Common Shares, and, after giving effect to the Subsequent Take-Up, has now taken-up an aggregate of 96,594,713 Savanna Common Shares, representing 81.7% of the total number of outstanding Savanna Common Shares. In addition, Total Energy has acquired an aggregate of 1,355,000 Savanna Common Shares in market transactions since the commencement of the Offer.
Non-Canadian Savanna shareholders who reside in certain U.S. states1 or in Puerto Rico and who are not "exempt institutional investors" under the laws of their jurisdiction of residence ("Non-Exempt Shareholders") may not receive Total Common Shares as partial consideration for the Savanna Common Shares tendered by them to the Offer. Arrangements have been made for the Depositary, as agent for the Non-Exempt Shareholders, to sell, or cause to be sold (through a broker in Canada and on the Toronto Stock Exchange) the Total Common Shares that would otherwise be issuable to such Non-Exempt Shareholders. After completion of those sales, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and

[1]	Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Montana, Nebraska, Nevada, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia, Washington, West Virginia or Wyoming.

applicable withholding taxes, pro rata, among the Non-Exempt Shareholders. Any sales of Total Common Shares on behalf of Non-Exempt Shareholders will be completed as soon as practicable after the date on which Total Energy pays for the Savanna Common Shares of the Non-Exempt Shareholders under the Offer and will be done in a manner intended to maximize consideration to be received from the sale of Total Common Shares and to minimize any adverse impact of the sale on the market for the Total Common Shares.

Total Energy also announced that it has extended the period for the tender of additional Savanna Common Shares under its Offer to 12:00 p.m. on April 27, 2017. Total Energy provided notice of the extension to the Depositary effective 12:00 p.m. (Pacific Time) on Friday, April 7, 2017.

THE OFFER HAS BEEN FURTHER EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 12:00 P.M. (PACIFIC TIME) ON APRIL 27, 2017 UNLESS THE OFFER IS FURTHER EXTENDED BY TOTAL.
Full details of the extension of the period during which additional Savanna Common Shares may be tendered under the Offer will be included in a notice of extension (the "Second Notice of Extension"), which Total Energy expects to file on SEDAR (under Savanna's profile), at www.sedar.com, and mail to registered securityholders of Savanna on or prior to April 10, 2017.
Holders of Savanna Common Shares who wish to tender their Savanna Common Shares to the Offer prior to 12:00 p.m. (Pacific Time) on April 27, 2017 should promptly contact the information agent for the Offer, Laurel Hill Advisory Group ("Laurel Hill"), or the depositary for the Offer, Computershare Investor Services Inc. (the "Depositary").  Contact information for Laurel Hill and the Depositary is set out below in this news release.
Savanna shareholders whose Savanna Common Shares are held on their behalf, or for their account, by an investment dealer, broker, bank, trust company or other intermediary, should promptly contact their intermediary directly if they wish to accept the Offer and tender their Savanna Common Shares to the Offer prior to 12:00 p.m. (Pacific Time) on April 27, 2017.
The purpose of the Offer is to enable Total Energy to acquire all of the issued and outstanding Savanna Common Shares. Total Energy currently intends to take such action as is necessary (including effecting a subsequent acquisition transaction or compulsory acquisition as contemplated in the Offer Documents (as defined below)) to acquire any Savanna Common Shares not tendered to the Offer. Following completion of the Offer and any subsequent acquisition transaction or compulsory acquisition, as applicable, Total Energy intends to cause Savanna to apply to the Toronto Stock Exchange (the "TSX") to delist the Savanna Common Shares from the TSX and, if permitted by applicable law, cause Savanna to cease to be a reporting issuer (or equivalent) under applicable Canadian securities laws.
A copy of Total Energy’s early warning report filed for the initial take-up of Savanna Common Shares and the Subsequent Take-Up can be obtained from Daniel Halyk, President and CEO of Total Energy at Total Energy’s head office at Suite 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4. Total Energy will file an early warning report, as required by applicable securities laws, for any additional take-up of Savanna Common Shares.
About Total Energy's Offer to Savanna Shareholders
Full details of the Offer are contained in the offer to purchase and associated take-over bid circular dated December 9, 2016 (the "Original Offer and Circular"), as amended, varied and supplemented by the notice of change and variation dated March 1, 2017 (the "First Notice of Change"), the Notice of Variation dated March 13, 2017 (the "Second Notice of Variation"), the Notice of Extension dated March 27, 2017 (the "First Notice of Extension") and the Second Notice of Extension (when it becomes available). Those documents are (or, in the case of the Second Notice of Extension, will be) available under Savanna's profile at www.sedar.com and on Total Energy's website at www.totalenergy.ca/savannaoffer. Securityholders of Savanna are urged to read the Original Offer and Circular, the First Notice of Change, the Second Notice of Variation, the First Notice of Extension and the Second Notice of Extension (when it becomes available), the Letter of Transmittal (and the amended Letter of Transmittal) and the Notice of Guaranteed Delivery for the Offer (collectively, the "Offer Documents") and to consider the important information set out in those documents. Copies of the Offer Documents may be obtained free of charge at www.sedar.com (under Savanna's profile) and may also be obtained free of charge upon request from the Corporate Secretary of Total Energy, at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4, or from Laurel Hill Advisory Group ("Laurel Hill") at the numbers and email address shown below under the heading "Advisors to Total Energy".
Advisors to Total Energy
Total Energy has engaged GMP FirstEnergy to act as its financial advisor and dealer manager. Bennett Jones LLP is acting as Canadian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal advisor in connection with the Offer.
Laurel Hill has been retained as information agent for the Offer. Savanna Shareholders may contact Laurel Hill by telephone at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.
Computershare Investor Services Inc. ("Computershare") has been retained as the depositary for the Offer. Shareholders of Savanna may contact Computershare by telephone at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com.
About Total Energy
Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).
The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the applicable securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Total Energy has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the Original Offer and Circular, the First Notice of Change, the Second Notice of Variation, the First Notice of Extension and the Second Notice of Extension (when it becomes available), relating to its offer to Savanna Shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE FIRST

NOTICE OF CHANGE, THE SECOND NOTICE OF CHANGE, THE NOTICE OF EXTENSION AND THE SECOND NOTICE OF EXTENSION (WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the First Notice of Change, the Second Notice of Variation, the First Notice of Extension and the Second Notice of Extension (when it becomes available) and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Original Offer and Circular, the First Notice of Change, the Second Notice of Variation, the First Notice of Extension and the Second Notice of Extension (when it becomes available) and other documents may also be obtained free of charge from Total Energy’s website at www.totalenergy.ca/savannaoffer or upon request made to Total Energy at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
Securityholders should be aware that Total Energy may purchase Savanna Common Shares otherwise than under the Offer, such as in open market purchases.
Forward-Looking Information Cautionary Statement
This news release contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this news release contains forward-looking information concerning the payment for Savanna Common Shares validly tendered to the Offer, including the timing thereof, information concerning the arrangements for the sale of Total Common Shares on behalf of Non-exempt Shareholders under the Offer, information concerning the anticipated filing and mailing of the Second Notice of Extension, Total Energy’s plans with respect to the filing of early warning reports for any subsequent take-up of Savanna Common Shares,  Total Energy’s purchase of additional Savanna Common Shares on the TSX and Total Energy's intentions with respect to Savanna upon successful completion of the Offer.
Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, the volatility of prices for oil and natural gas and other commodities, fluctuations in currency and interest rates and fluctuations in market prices for the publicly traded securities of Total Energy and Savanna, non-fulfillment of conditions of the Offer and new laws and regulations (domestic and foreign).
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements in this news release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.
The forward-looking statements in this news release are made as of the date hereof and Total Energy undertakes no obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements in this news release are expressly qualified by this cautionary statement.